UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 28 March 2018

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



M E D I A   R E L E A S E

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Gold Fields publishes 2017 Integrated Annual Report

Johannesburg, 28 March 2018: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) today published its Integrated Annual Report 2017 (IAR) and a number of associated reports on its website.

These are the statutory Annual Financial Report 2017, including the Governance Report, containing the audited separate and consolidated financial statements for the year ended 31 December 2017, the 2017 Mineral Resources and Mineral Reserves Supplement, the Notice to Shareholders of the Annual General Meeting (AGM) and Gold Fields' Global Reporting Initiative (GRI) Content Index for the IAR. The IAR will be posted to shareholders on Thursday, 29 March 2018.

The IAR and the Annual Financial Report incorporate all aspects of the Group's business, including reviews of the South African, West African, Australian and South American operations, the Group's project activities, as well as detailed financial, operational and sustainable development information.

KPMG Inc. have audited the financial statements for the year ended 31 December 2017, including the Annual Financial Report, and their unmodified audit report is open for inspection at the Company's offices.

The financial statements in the Annual Financial Report contain modifications to the preliminary reviewed condensed consolidated financial statements published on SENS on 14 February 2018. See "Correction of methodology" below.

The Integrated Annual Report, the Notice to Shareholders of the AGM, the Annual Financial Report, the Mineral Resources and Mineral Reserves Supplement and the GRI Content Index are available at www.goldfields.com.

Mineral Resources and Mineral Reserves Supplement 2017

The Gold Fields Mineral Resources and Mineral Reserves Supplement 2017 contains a comprehensive overview of Gold Fields' Mineral Resource and Mineral Reserve status as well as a detailed breakdown for its operations and projects.

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
          goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 72 493 5170
email   Thomas.Mengel@
          goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
          goldfields.com

Directors: C A Carolus (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani [#], P J Bacchus[†],
T P Goodlace, C E Letton^, R P Menell, D M J Ncube, S P Reid^, Y G H Suleman
^Australian, [†]British, [#]Ghanaian, ** Executive Director
Company Secretary: MML Mokoka

As at 31 December 2017, Gold Fields had attributable gold Mineral Reserves of 49 million ounces (2016: 48 million ounces) and gold Mineral Resources of 104 million ounces (2016: 101 million ounces). In addition, the attributable copper Mineral Reserves totalled 764 million pounds (2016: 454 million pounds) and copper Mineral Resources 4,881 million pounds (2016: 5,813 million pounds). Stated figures are net of annual production depletion.

The SAMREC Code compliant Mineral Reserves are based on gold and copper prices of US$1,200/oz (A$1,600/oz, R525,000/kg) and US$2.50/lb (increasing to US$2.80/lb from 2020 onwards), respectively. Relevant tonnes, grades, classification, reconciliations and Competent Persons are detailed in the Supplement.

Notice of Annual General Meeting (AGM)

Notice is given to Shareholders of the AGM of the Company to be held at 150 Helen Road, Sandown, Sandton, on Tuesday, 22 May 2018 at 15:00. The AGM will transact the business as stated in the Notice of that meeting, a copy of which can be found with the Integrated Annual Report on the company's website at www.goldfields.com.

In terms of section 59(1) (b) of the Companies Act, 71 of 2008, the record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company's securities register in order to participate in and vote at the AGM) is Friday, 11 May 2018. Therefore the last day to trade in order to be registered in the Company's securities register as at the record date is Tuesday, 8 May 2017.

Correction of methodology

The financial statements in this report contain modifications to the preliminary reviewed condensed consolidated financial statements published on SENS on 14 February 2018.

Subsequent to 14 February 2018, as a result of a Securities and Exchange Commission (SEC) comment letter received by the Company in August 2017, the Company concluded that prior years' understatement of the amortisation of the mineral rights asset at the Australian operations was material to the 2017 consolidated financial statements and therefore restated the prior years' consolidated financial statements in terms of *IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.* In the preliminary reviewed condensed consolidated financial statements the prior years' understatement was accounted for in the 2017 financial year and not in the prior years, as subsequently concluded.

During the year ended 31 December 2017, the Group corrected the amortisation methodology for the mineral rights assets at the Australian operations. Prior to the correction in methodology, the total mineral rights asset capitalised at the Australian operations was amortised on a units-of-production basis over a useful life that exceeded Proved and Probable reserves. The amortisation methodology was revised in order to divide the total mineral rights asset capitalised at the respective operations into a depreciable and a non-depreciable component. The depreciable component is then amortised over the estimated Proved and Probable reserves of the respective Australian mines on the units-of-production method. For further details, refer to accounting policies.

An amount of US$23.2 million (US$16.3 million after taxation), representing 3% of the total amortisation and depreciation charge, was included in the preliminary reviewed consolidated financial statements for the year ended 31 December 2017 in respect of correcting the understatement of amortisation relating to prior years. In the 2017 annual financial statements this has been reversed from the 2017 year and recognised in prior years.

The impact on the consolidated income statements, in respect of each of the affected financial statement line items, of the restatements is as follows:

Financial year	Amortisation	Deferred tax	Net effect
(US$ million)			
2016 [1]	6.7	(2.0)	4.7
2015 [2]	7.4	(2.2)	5.2
Prior years	9.1	(2.7)	6.4
Total	**23.2**	**(6.9)**	**16.3**

1 The amortisation charge of US$6.7 million represents 1% of the total amortisation and depreciation charge of US$671.4 million for 2016

2 The amortisation charge of US$7.4 million represents 1% of the total amortisation and depreciation charge of US$591.5 million for 2015

	UNITED STATES DOLLAR					
	31 December 2017			31 December 2016		
	As reported in preliminary reviewed consolidated financial statements	Adjustments	As restated in audited consolidated financial statements	As reported in preliminary reviewed consolidated financial statements	Adjustments	As restated in audited consolidated financial statements
Continuing operations	US$ million			US$ million		
Revenue	2,761.8	-	2,761.8	2,666.4	-	2,666.4
Cost of sales	(2,128.3)	23.2	(2,105.1)	(1,994.6)	(6.6)	(2,001.2)
Others	(504.3)	-	(504.3)	(307.8)	-	(307.8)
Profit before taxation	**129.2**	**23.2**	**152.4**	**364.0**	**(6.6)**	**357.4**
Mining and income taxation	(166.3)	(6.9)	(173.2)	(191.5)	2.0	(189.5)
(Loss)/profit from continuing operations	**(37.1)**	**16.3**	**(20.8)**	**172.5**	**(4.6)**	**167.9**
Profit from discontinued operations, net of taxation	**13.1**	**-**	**13.1**	**1.2**	**-**	**1.2**
(Loss)/profit for the year	**(24.0)**	**16.3**	**(7.7)**	**173.7**	**(4.6)**	**169.1**
(Loss)/profit attributable to:						
- Owners of the parent	(35.0)	16.3	(18.7)	162.8	(4.6)	158.2
- Non controlling interest holders	11.0	-	11.0	10.9	-	10.9
	(24.0)	16.3	**(7.7)**	**173.7**	(4.6)	**169.1**
(Loss)/earnings per share attributable to owners of the parent:						
Basic (loss)/earnings per share from continuing operations- cents	(6)	2	(4)	20	(1)	19
Diluted (loss)/earnings per share from continuing operations- cents	(6)	2	(4)	20	(1)	19
Headline earnings per share from continuing operations - cents	24	2	26	25	(1)	24

All unaffected financial statement items have been grouped together as "others".

The impact on the consolidated statements of financial position, in respect of each of the affected financial statement line items, of the restatements is as follows:

	UNITED STATES DOLLAR					
	31 December 2017			**31 December 2016**		
	As reported in preliminary reviewed consolidated financial statements	**Adjustments**	**As restated in audited consolidated financial statements**	**As reported in preliminary reviewed consolidated financial statements**	**Adjustments**	**As restated in audited consolidated financial statements**
	US$ million			**US$ million**		
Property, plant and equipment	4,892.9	-	4,892.9	4,547.8	(23.2)	4,524.6
Retained earnings	(1,473.1)	2.0	(1,471.1)	(1,570.9)	18.3	(1,552.6)
Deferred taxation liability	(453.9)	-	(453.9)	(465.5)	6.9	(458.6)

There was no impact on the consolidated statements of cash flows as the correction in methodology was non-cash. For further details, refer to note 40 of the consolidated financial statements.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com

ends

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with seven operating mines in Australia, Ghana, Peru and South Africa, and a total attributable annual gold-equivalent production of approximately 2.2 million ounces. It has attributable gold Mineral Reserves of around 49 million ounces and gold Mineral Resources of around 104 million ounces. Attributable copper Mineral Reserves total 764 million pounds and Mineral Resources 4,881 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 28 March 2018

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer